

April 21, 2023

Sagi Niri
Chief Financial Officer
Tremor International Ltd.
82 Yigal Alon Street
Tel Aviv, Israel, 6789124

> **Re: Tremor International Ltd.**
> **Form 20-F for the year ended December 31, 2022**
> **Filed March 7, 2023**
> **Form 6-K Submitted March 7, 2023**
> **File No. 001-40504**

Dear Sagi Niri:

We have reviewed your April 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2023 letter.

Form 6-K Submitted March 7, 2023

General

1. Your response to prior comment 8 indicates that CTV spend and PMP spend represent sales in the Connected TV and private marketplace markets; however, you also note that they are non-GAAP measures that are derived from Contribution ex-TAC. As Contribution ex-TAC is a profit measure that is derived from GAAP gross profit it is unclear how "spend", a sales measure, is derived from Contribution ex-TAC. Please advise. Also, as previously requested, please provide us with your proposed disclosures.

You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Amy Rothstein